

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2018

Michael F. Kanan
Senior Vice President and Chief Financial Officer
Avadel Pharmaceuticals plc
Block 10-1
Blanchardstown Corporate Park
Ballycoolin
Dublin 15
Ireland

> **Re: Avadel Pharmaceuticals plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018 and Amended April 30, 2018**
> **Form 10-Q for the Quarterly Period Ended June 30, 2018**
> **Filed August 7, 2018**
> **File No. 001-37977**

Dear Mr. Kanan:

We have reviewed your October 4, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to a prior comment is to the comment in our September 20, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to the Unaudited Condensed Consolidated Financial Statements
Note 3: Revenue Recognition
Periods commencing January 1, 2018
Reserves to reduce Gross Revenues to Net Revenues, page 11

1.   We acknowledge your response to our prior comment. Please explain to us why adjustments to prior year estimates of gross-to-net variable consideration in the aggregate of up to 3% of total revenues are not material to your financial statements taken as a whole. In this regard, 3% of your total revenues for the first half of 2018 equating to approximately $1.9 million appears that it could at least be quantitatively material to operating loss and pre-tax loss for the first half of 2018 and to your customer allowances liability at December 31, 2017. In addition, prior period adjustments of that magnitude could significantly impact trends and explanation thereof could be meaningful disclosure for investors.

      You may contact Mark Brunhofer at (202) 551-3638 or Mary Mast at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance